

Mail Stop 3561

May 21, 2009

Mr. David C. Mathewson
Chief Executive Officer and President
Nevada Gold Holdings, Inc.
1265 Mesa Drive
Fernley, NV 89408

      Re: Nevada Gold Holdings, Inc.
              Form 10-K for the Year Ended December 31, 2008
              Filed April 14, 2009
              File No. 000-52636

Dear Mr. Mathewson:

      We have completed our review of your Form 10-K and have no further comments at this time.

                    Sincerely,

                    Tia Jenkins
                    Senior Assistant Chief Accountant
                    Office of Beverages, Apparel and
                    Health Care Services